FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR March 7, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                               FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         March 6, 2007


Item 3   News Release
         ------------

         Issued March 6, 2007 and disseminated via Business Wire.



Item 4   Summary of Material Change
         --------------------------

BRUSSELS, BELGIUM, and LAS VEGAS, USA, March 6, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), which develops and markets biomass-based biofuel technology and products derived from its proprietary fast pyrolysis process, announced today that it has started the commissioning of its biofuel plant in Guelph, Ontario, Canada, a process that is on target 11 months after start of fabrication.

The joint ventured Guelph plant, is designed to process 200 tonnes per day of cellulosic biomass (recycled wood) and produce 175 tonnes (37,000 gallons) of biofuel per day (12.2 million gallons a year) with the equivalent energy content of 550 barrels of conventional oil. Total development costs for the plant are currently estimated at US$ 16.5 million. Full operations are scheduled for the second quarter.

The Guelph plant commissioning announcement was made simultaneously in Brussels, in connection with the World Biofuels Markets, Congress and Exhibition, and in Las Vegas, in connection with PowerGen Renewable Energy & Fuels Conference.


Item 5   Full Description of Material Change
         -----------------------------------

5.1  Full Description of Material Change

BRUSSELS, BELGIUM, and LAS VEGAS, USA, March 6, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), which develops and markets biomass-based biofuel technology and products derived from its proprietary fast pyrolysis process, announced today that it has started the commissioning of its biofuel plant in Guelph, Ontario, Canada, a process that is on target 11 months after start of fabrication.

The joint ventured Guelph plant, is designed to process 200 tonnes per day of cellulosic biomass (recycled wood) and produce 175 tonnes (37,000 gallons) of biofuel per day (12.2 million gallons a year) with the equivalent energy content of 550 barrels of conventional oil. Total development costs for the plant are currently estimated at US$ 16.5 million. Full operations are scheduled for the second quarter.

The Guelph plant commissioning announcement was made simultaneously in Brussels, in connection with the World Biofuels Markets, Congress and Exhibition, and in Las Vegas, in connection with PowerGen Renewable Energy & Fuels Conference.

Unlike ethanol and biodiesel, the biofuels produced by Dynamotive will be aimed at the industrial fuels market. This market accounts for approximately 25% of hydrocarbon usage and is a major contributor to greenhouse gas emissions.

"The Guelph plant will help draw international attention to renewable BioOil and Intermediate BioOil as being viable and highly economical replacements, on a potentially enormous scale, for mainstream industrial fuels whether in the US, China, Europe or the smallest nations which have little or no fossil fuel but abundant cellulosic biomass residues which are the raw materials from which our fuels are made," said Andrew Kingston, President and CEO of Dynamotive.

"Biodiesel and ethanol target mobile fuels. Dynamotive's fuels target, initially, the industrial market which is largely untapped. We believe we have a great competitive edge in this market as well as being able to target ethanol and syn-diesel production through further processing of our fuel."

"We believe that our BioOil and Intermediate BioOils can be shown to be cost competitive with hydrocarbon-based industrial fuels.

"The attractive economics of BioOil partly derive from the simplicity of the process, heat transformation of biomass into a liquid and char and the fact that residual cellulosic biomass can be processed at smaller, distributed plants that are significantly less costly to build and operate than other biofuel production facilities that require large scale operations to be economical," said Kingston.

"A main contributor to the cost competitiveness is the fact that Dynamotive's fuel is produced from residual or waste biomass and not from agricultural products that otherwise have food value."

The company has tested over 120 types of biomass to date. This provides it with great flexibility in tackling the growing sustainable fuels market, even providing opportunity to process residues from biodiesel and ethanol production processes.

Dynamotive has developed and tested BioOil and Intermediate BioOil in a number of industrial applications with major companies and has shown equivalent performance to natural gas, heating oil and diesel with same heat input (equivalent thermal input). Further, BioOil, Intermediate BioOil and char produced at Dynamotive's West Lorne plant have received Environment Canada's EcoLogo Certification through the Environmental Choice Program. Information on tests and the EcoLogo program are available at the Company's website www.dynamotive.com.

Kingston added that at a second stage of development Dynamotive will aim to further process BioOil and Intermediate BioOil into synthetic diesel and ethanol and, in doing so, further expand the market appeal for its technology and fuels.

"Production of syngas from BioOil and Intermediate BioOil is a preliminary step towards the development of mobile fuels and has been successfully demonstrated by the company."

Dynamotive has developed the technology and fuels over the past 10 years and demonstrated scaleability through six increasingly larger plants. It has invested over US$ 50 million to reach this stage. Today, the Company has developed two commercial plants in Ontario, Canada, Guelph and West Lorne, and is planning further production facilities for Australia, China, Europe, South America and the United States in addition to further plant modules of 200 tonnes per day capacity at the Guelph site.

Guelph's output biofuel - Intermediate BioOil - will be suitable for most of the industrial uses now addressed by petroleum-based #2 or #6 heating oil, such as industrial power, heating, paper manufacturing and aluminum smelting.

The company said it also expects to restart production near the end of the second quarter, of its West Lorne, Ontario plant that is currently being upgraded (after two years of operating as a commercial demonstration plant) to 130 tonnes per day of biomass processing capacity. The plant will produce Light BioOil and Char. The output of the plant will be mainly for electricity generation and for specialty products as BioOil has a number of high value components that can be extracted.

"Our Intermediate-Grade BioOil is an excellent substitute for fossil fuels, especially for use in industrial boilers, kilns, smelters and other applications. BioOil pumps well, ignites and burns readily when atomized, and it can be used by industrial customers with little adjustments necessary to combustion equipment."

"According to the Energy Information Administration, a statistical agency of the United States Department of Energy, nearly 25% (24.35%) of all U.S. petroleum consumption is used by industrial boilers and similar equipment.

"Focusing on that huge market makes BioOil the natural, renewable choice for industry," Kingston continued, "and, we believe, it will become a necessary supplemental biofuel to complement ethanol and biodiesel - fuels which are more focused on transportation usage."

Kingston will discuss the markets, technology and implications of Intermediate BioOil in more detail on Friday, March 9th, when he speaks at the World Biofuels Markets Congress in Brussels.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         March 6, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


            (signed)  "Andrew Kingston"
                       ---------------
                       Andrew Kingston
                       President & CEO

 DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  March 6, 2007

DYNAMOTIVE STARTS COMMISSIONING INTERMEDIATE BIOOIL PLANT IN GUELPH, ONTARIO,
             AIMING AT 'UNTAPPED' INDUSTRIAL FUELS MARKET

BRUSSELS, BELGIUM, and LAS VEGAS, USA, March 6, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), which develops and markets biomass-based biofuel technology and products derived from its proprietary fast pyrolysis process, announced today that it has started the commissioning of its biofuel plant in Guelph, Ontario, Canada, a process that is on target 11 months after start of fabrication.

The joint ventured Guelph plant, is designed to process 200 tonnes per day of cellulosic biomass (recycled wood) and produce 175 tonnes (37,000 gallons) of biofuel per day (12.2 million gallons a year) with the equivalent energy content of 550 barrels of conventional oil. Total development costs for the plant are currently estimated at US$ 16.5 million. Full operations are scheduled for the second quarter.

The Guelph plant commissioning announcement was made simultaneously in Brussels, in connection with the World Biofuels Markets, Congress and Exhibition, and in Las Vegas, in connection with PowerGen Renewable Energy & Fuels Conference.

Unlike ethanol and biodiesel, the biofuels produced by Dynamotive will be aimed at the industrial fuels market. This market accounts for approximately 25% of hydrocarbon usage and is a major contributor to greenhouse gas emissions.

"The Guelph plant will help draw international attention to renewable BioOil and Intermediate BioOil as being viable and highly economical replacements, on a potentially enormous scale, for mainstream industrial fuels whether in the US, China, Europe or the smallest nations which have little or no fossil fuel but abundant cellulosic biomass residues which are the raw materials from which our fuels are made," said Andrew Kingston, President and CEO of Dynamotive.

"Biodiesel and ethanol target mobile fuels. Dynamotive's fuels target, initially, the industrial market which is largely untapped. We believe we have a great competitive edge in this market as well as being able to target ethanol and syn-diesel production through further processing of our fuel."

"We believe that our BioOil and Intermediate BioOils can be shown to be cost competitive with hydrocarbon-based industrial fuels.

"The attractive economics of BioOil partly derive from the simplicity of the process, heat transformation of biomass into a liquid and char and the fact that residual cellulosic biomass can be processed at smaller, distributed plants that are significantly less costly to build and operate than other biofuel production facilities that require large scale operations to be economical," said Kingston.

"A main contributor to the cost competitiveness is the fact that Dynamotive's fuel is produced from residual or waste biomass and not from agricultural products that otherwise have food value."

The company has tested over 120 types of biomass to date. This provides it with great flexibility in tackling the growing sustainable fuels market, even providing opportunity to process residues from biodiesel and ethanol production processes.

Dynamotive has developed and tested BioOil and Intermediate BioOil in a number of industrial applications with major companies and has shown equivalent performance to natural gas, heating oil and diesel with same heat input (equivalent thermal input). Further, BioOil, Intermediate BioOil and char produced at Dynamotive's West Lorne plant have received Environment Canada's EcoLogo Certification through the Environmental Choice Program. Information on tests and the EcoLogo program are available at the Company's website www.dynamotive.com.

Kingston added that at a second stage of development Dynamotive will aim to further process BioOil and Intermediate BioOil into synthetic diesel and ethanol and, in doing so, further expand the market appeal for its technology and fuels.

"Production of syngas from BioOil and Intermediate BioOil is a preliminary step towards the development of mobile fuels and has been successfully demonstrated by the company."

Dynamotive has developed the technology and fuels over the past 10 years and demonstrated scaleability through six increasingly larger plants. It has invested over US$ 50 million to reach this stage. Today, the Company has developed two commercial plants in Ontario, Canada, Guelph and West Lorne, and is planning further production facilities for Australia, China, Europe, South America and the United States in addition to further plant modules of 200 tonnes per day capacity at the Guelph site.

Guelph's output biofuel - Intermediate BioOil - will be suitable for most of the industrial uses now addressed by petroleum-based #2 or #6 heating oil, such as industrial power, heating, paper manufacturing and aluminum smelting.

The company said it also expects to restart production near the end of the second quarter, of its West Lorne, Ontario plant that is currently being upgraded (after two years of operating as a commercial demonstration plant) to 130 tonnes per day of biomass processing capacity. The plant will produce Light BioOil and Char. The output of the plant will be mainly for electricity generation and for specialty products as BioOil has a number of high value components that can be extracted.

"Our Intermediate-Grade BioOil is an excellent substitute for fossil fuels, especially for use in industrial boilers, kilns, smelters and other applications. BioOil pumps well, ignites and burns readily when atomized, and it can be used by industrial customers with little adjustments necessary to combustion equipment."

"According to the Energy Information Administration, a statistical agency of the United States Department of Energy, nearly 25% (24.35%) of all U.S. petroleum consumption is used by industrial boilers and similar equipment.

"Focusing on that huge market makes BioOil the natural, renewable choice for industry," Kingston continued, "and, we believe, it will become a necessary supplemental biofuel to complement ethanol and biodiesel - fuels which are more focused on transportation usage."

Kingston will discuss the markets, technology and implications of Intermediate BioOil in more detail on Friday, March 9th, when he speaks at the World Biofuels Markets Congress in Brussels.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast-pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. For further information, please visit Dynamotive's website: www.dynamotive.com.
www.dynamotive.com

Contacts:
Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028

Nathan Neumer, Director, Communications,
604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.